================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                  Tender Offer Statement under Section 14(d)(1)
               or 13(e)(1) of the Securities Exchange Act of 1934

                                       and

                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                             ----------------------

                        GULF INDONESIA RESOURCES LIMITED
                       (Name of Subject Company (issuer))
                             ----------------------

                         CONOCO CANADA RESOURCES LIMITED
                                   CONOCO INC.
                      (Names of Filing Persons (offerors))
                             ----------------------

                        GULF INDONESIA RESOURCES LIMITED
        (Name of Filing Person (subject company in a 13e-3 transaction))
                             ----------------------


                                  Common Shares
                         (Title of Class of Securities)

                                    402284103
                      (CUSIP Number of Class of Securities)
                             ----------------------

                              Wayne C. Byers, Esq.
                                 Senior Counsel
                                   Conoco Inc.
                          600 North Dairy Ashford Road
                                Houston, TX 77079
                                 (281) 293-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                 With a copy to:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000
                              ---------------------

                                  July 3, 2002
                             ----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                          ___________________________

CUSIP No. 402284103               SC 13D/A

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Conoco Inc.
     IRS# 51-0370352
     Conoco Canada Resources Limited
     IRS# 98-0086499

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     BK, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)  [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Conoco Inc. - Delaware
     Conoco Canada Resources Limited - Nova Scotia

________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        63,650,000

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            63,650,000


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,650,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                               *See Instructions

     This Amendment (this "Amendment") amends the Tender Offer Statement on Schedule TO initially filed on June 12, 2002 by Conoco Inc., a Delaware corporation ("Conoco"), Conoco Canada Resources Limited, a Nova Scotia corporation and a wholly-owned subsidiary of Conoco ("Conoco Canada"), and Gulf Indonesia Resources Limited, a New Brunswick corporation ("Gulf Indonesia"), relating to the offer by Conoco Canada to purchase all the outstanding common shares, par value $0.01 per share (the "Shares"), of Gulf Indonesia not owned by Conoco Canada, at a purchase price of $13.25 per Share, net to the seller in cash, without interest thereon (the "Offer"). The Offer is subject to the terms and conditions set forth in the Offer to Purchase dated June 12, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal. This Amendment also constitutes Amendment Number 4 to the Schedule 13D of Conoco and Conoco Canada filed with the Securities and Exchange Commission on July 26, 2001, as amended on May 28, 2002, June 10, 2002, and June 12, 2002.

ITEM 4. TERMS OF THE TRANSACTION; ITEM 13. INFORMATION REQUIRED BY SCHEDULE
13E-3

     The information set forth under "THE OFFER - Certain Canadian Federal Income Tax Considerations" in the Offer to Purchase is hereby amended and supplemented as follows:

     The second paragraph under the heading "Non-Residents of Canada - Disposition of Shares Pursuant to the Offer" is replaced by the following:

     "Generally, a Share will not be taxable Canadian property to a non-resident holder at a particular time provided that such Share is listed on a prescribed stock exchange (which currently includes the New York Stock Exchange) at that time and at no time during the 60-month period immediately preceding the disposition of such Share did the non-resident holder, persons with whom the non-resident holder did not deal at arm's length for the purposes of the Tax Act, or the non-resident holder together with all such persons, own 25% or more of the issued shares of any class or series of shares in the capital stock of Gulf Indonesia. For this purpose, a non-resident holder and a person with whom such non-resident holder does not deal at arm's length will be considered by the CCRA to own any share in respect of which such non-resident holder or person has an interest or option or other acquisition right. A Share may also be deemed to be taxable Canadian property to a non-resident holder if the non-resident holder acquired such Share in exchange for taxable Canadian property pursuant to certain tax deferred rollovers under the Tax Act."

     The first paragraph under the heading "Non-Residents of Canada - Statutory Transaction" is replaced by the following:

     "3. STATUTORY TRANSACTION. As described under the heading "THE SECOND-STEP ACQUISITION - Statutory Transaction and Certain Appraisal Rights", if Conoco Canada does not acquire all the Shares pursuant to the Offer or by means of a compulsory acquisition pursuant to NBCA, it may propose other means to acquire the remaining Shares. The tax treatment of a Statutory Transaction to a non-resident holder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than the tax treatment that would apply if Shares were tendered to Conoco Canada pursuant to the Offer or acquired by Conoco Canada or its affiliates pursuant to a Compulsory Acquisition. In particular, a non-resident holder may realize a deemed dividend in addition to or in lieu of a capital gain or loss. Conoco Canada currently believes that the most probable form of any Statutory Transaction would be an amalgamation of Gulf Indonesia with Conoco Canada or an affiliate of Conoco Canada as described above under the heading "Residents of Canada - Statutory Transaction". The treatment of the amalgamation and the calculation of the deemed dividend and the capital gain or loss arising on the redemption of the Redeemable Shares will generally be as described under "Residents of Canada - Statutory Transaction" except that subsection 55(2) of the Tax Act will not apply. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. Under the Canada-United States Income Tax Convention
(1980), the rate of Canadian withholding tax is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner thereof and who is a resident of the United States for purposes of that convention. In addition, if the amalgamated corporation is not a public corporation, within the meaning of the Tax Act, the Redeemable Shares will be taxable Canadian property within the meaning of the Tax Act to a non-resident holder and the notification and withholding provisions of Section 116 of the Tax Act will also apply to the non-resident holder."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in "THE OFFER- Source and Amount of Funds; Fees and Expenses" in the Offer to Purchase is hereby amended and supplemented as follows:

     The first paragraph is replaced by the following:

     "Conoco Canada estimates that the total amount of funds required to purchase all the outstanding Gulf Indonesia Common Shares (other than those Conoco Canada already owns) and Gulf Indonesia Common Shares issuable pursuant to options of Gulf Indonesia having an exercise price of less than $13.25 pursuant to the Offer and to pay related fees and expenses will be approximately $353,880,350. Conoco Canada will obtain these funds from Conoco which currently intends to obtain these funds from commercial paper facilities and internally generated funds of Conoco and its subsidiaries. In the event that these financing plans are unsuccessful, Conoco will utilize other debt financing, which may include either public or private bond issues or the arrangement of new bank credit facilities. Any such bond financing or new credit facilities will be on terms to be negotiated at the time of such financing. The Offer is not subject to any financing contingency."

     The seventh and eighth paragraphs are replaced by the following:

     "Conoco has retained The Bank of New York to act as the Depositary in connection with the Offer. Conoco will pay the Depositary a fee of $20,000 for its services in connection with the Offer, plus reimbursement for its out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection with the Offer.

     Conoco has retained Innisfree M&A Incorporated to act as Information Agent. The Information Agent may contact shareholders by mail, telephone, telex, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Gulf Indonesia Common Shares. Conoco will pay the Information Agent a fee of $12,500 for its services in connection with the Offer and an additional fee of $5.00 for each call made by the Information Agent to shareholders in connection with the Offer. In addition, Conoco will reimburse the Information Agent for its out-of-pocket expenses and indemnify the Information Agent against certain liabilities and expenses in connection with the Offer."

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth on Schedule B to the Offer to Purchase is hereby amended and supplemented by adding the following as the first paragraph of Schedule B to the Offer to Purchase:

     "This Schedule B sets forth the number of options to purchase Shares and restricted share units issued to the directors and executive officers of Gulf Indonesia during the six months prior to the date of the Offer to Purchase. The options were issued pursuant to the Option Plan described under "SPECIAL FACTORS
- Purpose and Certain Effects of the Offer and the Second-Step Acquisition" in the Offer to Purchase and the restricted share units were issued pursuant to the Restricted Share Unit/Deferred Share Unit Plan described under "SPECIAL FACTORS
- Purpose and Certain Effects of the Offer and the Second-Step Acquisition" in the Offer to Purchase.

     The number of options and restricted share units granted to directors and executive officers of Gulf Indonesia in 2002 and timing of such grants were consistent with the historical practices of Gulf Indonesia.

     As required by the terms of the Option Plan, the exercise price of the options set forth below was the last board lot sale price on the New York Stock Exchange on the last trading day immediately prior to the date of the grant."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 SCHEDULE TO/A, SCHEDULE 13D/A and
                                 SCHEDULE 13E-3/A

                                 Conoco Inc.

                                 by  /s/ S. L. Cornelius
                                    ----------------------------------------
                                 Name:   Sigmund L. Cornelius
                                 Title:  Vice President and Treasurer

                                 Conoco Canada Resources Limited

                                 by  /s/ Henry Sykes
                                    ----------------------------------------
                                 Name:   Henry W. Sykes
                                 Title:  President

                                 SCHEDULE 13E-3/A

                                 Gulf Indonesia Resources Limited

                                 by  /s/ Andrew Hastings
                                    ----------------------------------------
                                 Name:   Andrew Hastings
                                 Title:  VP Gas Business Development



Dated:  July 3, 2002


                                  Page 6 of 6